Exhibit 99.3

BEFORE THE
PENNSYLVANIA PUBLIC UTILITY COMMISSION

:
JOINT APPLICATION OF PECO	:
ENERGY COMPANY AND PUBLIC	:
SERVICE ELECTRIC AND GAS	:
COMPANY FOR APPROVAL OF THE	:	DOCKET NO. A-
MERGER OF PUBLIC SERVICE	:
ENTERPRISE GROUP	:
INCORPORATED WITH AND INTO	:
EXELON CORPORATION	:
:

JOINT APPLICATION OF PECO ENERGY COMPANY
AND PUBLIC SERVICE ELECTRIC AND GAS COMPANY

Daniel Clearfield	Paul R. Bonney
Wolf, Block, Schorr	Kent D. Murphy
& Solis-Cohen LLP	PECO Energy Company
212 Locust Street, Suite 300	2301 Market Street
Harrisburg, PA 17101	P.O. Box 8699
717. 237.7173	Philadelphia, PA 19101-8699
215.841.4252
Richard P. Bonnifield
Vice President-Law	Thomas P. Gadsden
PSEG Services Corporation	Anthony C. DeCusatis
80 Park Plaza, T5E	Morgan Lewis & Bockius LLP
Newark, NJ 07102	1701 Market Street
973.430.6441	Philadelphia, Pennsylvania 19103-2921
215.963.5234
Counsel for Public Service
Electric and Gas Company	Counsel for PECO Energy Company

Dated: February 4, 2005

 i

JOINT APPLICATION OF PECO ENERGY COMPANY
AND PUBLIC SERVICE ELECTRIC AND GAS COMPANY

A. INTRODUCTION

     1. PECO Energy Company (PECO) and Public Service Electric and Gas Company (PSE&G) (Joint Applicants) are filing this Joint Application to obtain the approval of the Pennsylvania Public Utility Commission (PUC or the Commission), if such approvals are required, under Chapters 11, 22 and 28 of the Public Utility Code, for the merger of Public Service Enterprise Group Incorporated (PSEG), the corporate parent of PSE&G, with and into Exelon Corporation (Exelon), the ultimate corporate parent of the Joint Applicants. If the Commission determines that such approvals are required, the Joint Applicants request that the Commission issue Certificates of Public Convenience evidencing its approval. Alternatively, if the Commission determines that such approvals are not required, PECO requests that the Commission issue a final declaratory order setting forth that finding.

     2. The names and addresses of the Joint Applicants are as follows:

PECO Energy Company	Public Service Electric and Gas
2301 Market Street	Company
P.O. Box 8699	80 Park Plaza
Philadelphia, PA 19101-8699	Newark, NJ 07101

     3. The names and addresses of PECO’s attorneys are as follows:

Paul R. Bonney	Thomas P. Gadsden
Vice President & Deputy General Counsel	tgadsden@morganlewis.com
paul.bonney@exeloncorp.com	Anthony C. DeCusatis
Kent D. Murphy	adecusatis@morganlewis.com
Assistant General Counsel	Morgan Lewis & Bockius LLP
kent.murphy@exeloncorp.com	1701 Market Street
PECO Energy Company	Philadelphia, PA 19103-2921
2301 Market Street	215.963.5234
P.O. Box 8699	877.432.9652 (Fax)
Philadelphia, PA 19101-8699
215.841.4252
215.841.4282 (Fax)

     4. The names and addresses of PSE&G’s attorney are as follows:

Daniel Clearfield	Richard P. Bonnifield
dclearfield@wolfblock.com	richard.bonnifield@pseg.com
Wolf, Block, Schorr & Solis-Cohen LLP	Vice President-Law
212 Locust Street, Suite 300	PSEG Services Corporation
Harrisburg, PA 17101	80 Park Plaza, T5E
717.237.7173	Newark, NJ 07102
717.237.7161 (Fax) 973.430.6441
973.623.3261 (Fax)

B. DESCRIPTION OF THE JOINT APPLICANTS AND THE OTHER COMPANIES
INVOLVED IN THE PROPOSED TRANSACTION

     5. PECO is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and is engaged in the business of supplying, transmitting and distributing electricity and natural gas. PECO has turned over the operational control of its electric transmission system to the PJM Interconnection, LLC (PJM), which is the Regional Transmission Organization (RTO) approved by the Federal Energy Regulatory Commission (FERC) for a centrally dispatched control area comprising all or parts of the states of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia and the District of Columbia. PECO is a “public utility,” a “natural gas distribution company” (NGDC) and an “electric distribution company” (EDC) as those terms are defined, respectively, in Sections 102, 2202 and 2803 of the Public Utility Code (66 Pa. C.S. §§102, 2202 and 2803) and, therefore, is subject to regulation by the Commission. PECO furnishes retail electric service in all or substantially all of Bucks, Chester, Delaware, Montgomery and Philadelphia Counties and portions of York County. PECO is headquartered in Philadelphia and furnishes retail natural gas service in substantial portions of Bucks, Chester, Delaware, and Montgomery Counties and a small section of Lancaster County.

     6. Exelon is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and is a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). The common stock of Exelon is publicly traded and is listed on the New York Stock Exchange. Pursuant to this Commission’s Order entered June 22, 2000 at Docket No. A-00110550F0147 granting PECO the requisite approvals under, inter alia, Chapter 11 of the Public Utility Code, PECO became a wholly owned subsidiary of Exelon by the exchange of common stock in Exelon for the outstanding common stock of PECO. Concurrent with that transaction, Unicom Corporation (Unicom), the parent of Commonwealth Edison Company (ComEd), was merged with and into Exelon and the shareholders of Unicom exchanged their stock in Unicom for common stock in Exelon. As a consequence of that merger, ComEd became a virtually wholly owned subsidiary of Exelon. 1 As part of the corporate realignment that established the holding company structure, PECO and ComEd transferred their generation assets, other non-regulated enterprises and business service functions, respectively, to separate corporations that also became wholly owned subsidiaries of Exelon. Currently, Exelon, through its subsidiaries, operates in three primary business segments, which have been denominated Energy Delivery, Generation, and Enterprises and, through a subsidiary service company, provides business services to the consolidated group.2 The Enterprises business, which is being winded down, is an infrastructure and electrical contracting business directed principally towards the communications and energy services industries. The Energy Delivery, Generation and Business Services segments are described below.

[1]	Currently, PECO and ComEd are second tier subsidiaries of Exelon through their immediate parent, Exelon Energy Delivery Company, LLC (Exelon Energy Delivery).

[2]	A diagram depicting Exelon’s existing corporate structure is attached hereto as Exhibit A.

     a. Energy Delivery. Exelon’s energy delivery business is conducted through PECO and ComEd. PECO’s retail electric and natural gas operations were described in Paragraph No. 5, above. ComEd is headquartered in Chicago and is engaged in the business of supplying, transmitting and distributing electricity in Northern Illinois and, through a wholly owned subsidiary, provides electric transmission service in portions of Indiana. ComEd is a “public utility” under the Illinois Public Utilities Act and, therefore, is subject to regulation by the Illinois Commerce Commission (ICC). On April 1, 2003, ComEd received approval from the FERC to transfer operational control of its transmission assets to PJM, which occurred in May 2004.

     b. Generation. Exelon’s generation business consists of: (1) electric generating facilities with a total capacity of 34,467 Megawatts (MW) that Exelon Generation Company, LLC (Exelon Generation) owns or has under contract; (2) the wholesale energy marketing operations (Power Team) of Exelon Generation; and (3) as of January 1, 2004, the competitive retail sales business of Exelon Energy Company. Exelon Generation is one of the largest competitive generation companies in the United States, as measured by owned and controlled generation capacity. Power Team is a major wholesale marketer of energy that uses Exelon Generation’s energy generation portfolio, transmission rights and expertise to ensure delivery of energy to Exelon Generation’s wholesale customers under long-term and short-term contracts, including the load requirements of ComEd and PECO. Power Team markets any remaining energy in the wholesale bilateral and spot markets. The generation portfolio of Exelon Generation includes its ownership interests in 11 nuclear generating stations, consisting of 19 units with 16,943 MW of capacity, which is the largest fleet of nuclear units in the United States. All of the nuclear generating stations in which Exelon Generation has an ownership interest are operated by it except for the Salem Nuclear Generating Station (Salem), which is operated by its co-owner, PSEG Nuclear LLC, a subsidiary of PSEG.

     c. Business Services. In addition to Exelon’s two business segments, Exelon Business Services Company (Business Services), a first tier subsidiary of Exelon, provides Exelon and its subsidiaries with financial, human resources, legal, information technology, supply management and corporate governance services.

     7. PSE&G is a corporation organized and existing under the laws of the State of New Jersey and is engaged in the business of supplying, transmitting and distributing electricity and natural gas. PSE&G is headquartered in Newark and, like PECO and ComEd, has turned over operational control of its electric transmission system to the PJM. PSE&G’s service territory comprises a corridor running diagonally across New Jersey from the southwest to the northeast and encompasses most of New Jersey’s largest municipalities, including its six largest cities.

     As a consequence of its fractional ownership interest in an electric transmission line that runs from the Conemaugh Generating Station to the Maryland border, PSE&G also holds a certificate of public convenience issued by this Commission. However, PSE&G is not a “public utility” in Pennsylvania in the traditional sense in that it is not authorized to serve any customers in Pennsylvania. Indeed, PSE&G’s certificate, which was issued on April 24, 1968 at Docket No. 94234, specifically provides that it “shall confine and restrict its operations to the construction, maintenance, repair, replacement, and removal of the proposed electric transmission line.”

     8. PSEG, the parent company of PSE&G, is a corporation organized and existing under the laws of the State of New Jersey and is an exempt holding company under PUHCA. The common stock of PSEG is publicly traded and is listed on the New York Stock Exchange. PSEG has four principal direct wholly-owned subsidiaries: PSE&G; PSEG Power LLC (PSEG Power); PSEG Energy Holdings LLC (PSEG Energy Holdings); and PSEG Services Corporation (PSEG Services).3 PSE&G’s retail electric and natural gas operations were described previously. The operations of PSEG’s other subsidiaries are summarized below:

     a. PSEG Power. Power is a multi-regional, wholesale energy supply company that integrates its generating asset operations with its wholesale energy, fuel supply, energy trading and marketing and risk management functions through three principal direct wholly-owned subsidiaries: PSEG Nuclear LLC (PSEG Nuclear), which owns and operates nuclear generating stations; PSEG Fossil LLC (PSEG Fossil), which develops, owns and operates domestic fossil generating stations; and PSEG Energy Resources & Trade LLC (PSEG ER&T), which markets the capacity and production of PSEG Fossil’s and PSEG Nuclear’s stations and manages the commodity price risks and market risks related to generation. PSEG Power’s generation portfolio consists of approximately 18,000 MW of installed capacity that is diversified by fuel source and market segment. PSEG ER&T purchases virtually all of the capacity and energy produced by PSEG Fossil and PSEG Nuclear, and markets electricity, capacity, ancillary services and natural gas products on a wholesale basis. PSEG ER&T is a fully integrated wholesale energy marketing and trading organization that is active in the long-term and spot wholesale energy markets.

[3]	A diagram depicting PSEG’s existing corporate structure is attached hereto as Exhibit B.

     b. PSEG Energy Holdings. PSEG Energy Holdings has pursued investment opportunities in energy markets through two principal direct wholly-owned subsidiaries, PSEG Global LLC (PSEG Global) and PSEG Resources LLC (PSEG Resources). PSEG Global has focused on the operating segments of the electric industries and PSEG Resources has primarily made financial investments in those industries.

     c. PSEG Services. PSEG Services provides management and administrative services to PSEG and its subsidiaries, including legal, human resources, information technology, financial, and corporate governance services.

C. OVERVIEW OF THE PROPOSED TRANSACTION

     9. Pursuant to the terms of an Agreement and Plan of Merger, a copy of which is provided as the separately bound Exhibit C, PSEG will merge with and into Exelon (Merger), thereby ending the separate corporate existence of PSEG. Each PSEG shareholder will be entitled to receive 1.225 shares of Exelon common stock for each PSEG share held and will be paid cash in lieu of any fractional share of Exelon stock the PSEG shareholder would otherwise be entitled to receive. Following the Merger, the existing shareholders of Exelon will represent approximately 68%, and the former shareholders of PSEG will represent approximately 32%, of the shareholders of the post-Merger Exelon.

     10. Exelon will be the surviving company and, as such, will remain the corporate parent of PECO and all other current Exelon subsidiaries, and will become the ultimate corporate parent of PSE&G and all other PSEG subsidiaries. Following the Merger, Exelon will change its name to Exelon Electric & Gas Corporation (EEG). EEG will continue to be a registered public utility holding company under PUHCA. A diagram depicting EEG’s post-Merger corporate structure is appended hereto as Exhibit D.

     11. As a consequence of the Merger, all of PSEG’s outstanding indebtedness will become the indebtedness of Exelon, as the surviving company. The indebtedness of subsidiaries of PSEG will not be assumed or guaranteed by Exelon or any subsidiary of Exelon and will remain the sole obligation of each PSEG subsidiary. The Merger will not change the terms or the character of PSE&G’s preferred stock because those shares will not be exchanged or redeemed as part of the Merger. Rather, PSE&G’s preferred stock will remain outstanding and will continue to represent a preferred equity interest in PSE&G. The common stock of Exelon will be unaffected by the Merger, with each issued and outstanding share thereof remaining outstanding following the Merger as a share in the surviving company. The Merger will not change the terms or character of the outstanding preferred stock or debt of PECO or any other Exelon subsidiary.

     12. Exelon’s parent-company corporate headquarters will remain in Chicago. The headquarters of PECO will remain in Philadelphia, and the headquarters of PSE&G will remain in Newark. The headquarters of the combined energy trading and nuclear operations will be located in southeastern Pennsylvania. Nuclear headquarters will be moved from Illinois to Pennsylvania. The new combined generation company will be headquartered in Newark, New Jersey.

     13. After the Merger, Exelon will increase the size of its board of directors from twelve to eighteen, and will fill the six new positions by the appointment of former PSEG directors as designated by the former PSEG Chief Executive Officer. During a three-year transition period following the completion of the Merger, the Exelon board of directors will be required to nominate for election: (1) the legacy PSEG directors (or their successors) whose class is standing for election; and (2) the legacy Exelon directors (or their successors) whose class is standing for election. In addition, during the three-year transition period, the Exelon board of directors will take whatever action is necessary to ensure that: (1) any vacancy on the board representing a position previously held by a legacy PSEG director will be filled by a person nominated by the entire Exelon board of directors and approved by a majority of the legacy PSEG directors remaining on the board; and (2) any vacancy on the board representing a position previously held by a legacy Exelon director will be filled by a person nominated by the entire Exelon board and approved by a majority of the legacy Exelon directors remaining on the board.

     14. Mr. John W. Rowe, the current Chairman, Chief Executive Officer and President of Exelon, will serve as Chief Executive Officer and President of Exelon following the Merger. Mr. E. James Ferland, the current Chairman, Chief Executive Officer and President of PSEG, will become the non-executive Chairman of the Exelon board of directors after the Merger and will serve in that capacity until the earlier of (1) March 31, 2007 or (2) the date on which Mr. Ferland no longer serves as a member of the Exelon board of directors. When Mr. Ferland ceases to be the non-executive Chairman of the Exelon board of directors, Exelon’s Chief Executive Officer will be appointed as Chairman of the Exelon board of directors. Mr. Denis P. O’Brien, the current President of PECO, will remain in that position and will continue to be responsible for PECO’s day-to-day operations.

D. APPROVALS AND LEGAL STANDARDS

     15. Section 1102(a)(3) of the Public Utility Code (66 Pa. C.S. §1102(a)(3)) provides, in pertinent part, that the Commission’s prior approval, evidenced by a certificate of public convenience, is required:

For any public utility . . . to acquire from, or transfer to, any person or corporation . . . by any method or device whatsoever, including the sale or transfer of stock and including a consolidation, merger, sale or lease, the title to, or the possession or use of, any tangible or intangible property used or useful in the public service.

     16. In Application of Airsignal International of Pittsburgh, Pennsylvania, Inc., Docket No. A-101365 (January 14, 1980), the Commission held that Section 1102(a)(3) did not apply to the transfer of stock constituting a controlling interest in a corporation that held a public utility as a subsidiary because only the transfer of stock in the utility itself effected a transfer of property “used or useful in the public interest” as contemplated by Section 1102(a)(3). The Commission reaffirmed that interpretation in Application of MCI Airsignal of Pennsylvania, Inc., Docket No. A-330035 (July 15, 1986).

     17. In 1993, the Commission revisited the issue of stock transfers in Joint Application of Commonwealth Telephone Company, et al, Docket No. A-310800F0006 (October 22, 1993), where it overruled Airsignal International and MCI Airsignal, supra, and held that Section 1102(a)(3) would thereafter be extended to the transfer of stock of “a utility or of its parent or grandparent affiliates, regardless of the remoteness of the transaction” if the transfer effected a “transfer of control of the utility.” The Commission followed up Commonwealth Telephone with its decision in Joint Application of Paging Network of Pittsburgh, Inc. and Paging Network of Philadelphia, Inc., Docket No. A-33013F0005 (October 29, 1993), where it found that a 32.6%

interest held by a single stockholder constituted “de facto control” of the parent of two jurisdictional public utilities and, therefore, a stock transfer by that shareholder of its stock in the parent required prior approval under Section 1102(a)(3).

     18. To provide direction for future applicants, the Commission issued a Statement of Policy on October 22, 1994 “to establish clear standards regarding what transfer of voting interest constitutes a change in de facto control of the utility” (52 Pa. Code § 69.901). The Statement of Policy provides, in pertinent part, as follows:

     (1) A transaction or series of transactions resulting in a new controlling interest is jurisdictional when the transaction or transactions result in a different entity becoming the beneficial holder of the largest voting interest in the utility or parent, regardless of the tier. A transaction or series of transactions resulting in the elimination of a controlling interest is jurisdictional when the transaction or transactions result in the dissipation of the largest voting interest in the utility or parent, regardless of the tier.

     (2) For purposes of this section, a controlling interest is an interest, held by a person or a group acting in concert, which enables the beneficial holders to control at least 20% of the voting interest in the utility or its parent, regardless of the remoteness of the transaction. In determining whether a controlling interest is present, voting power arising from a contingent right shall be disregarded.

     19. Applying the standards set forth in the Statement of Policy, the Merger will not result in a “change in control” of PECO. Following the Merger, the common stock of PECO will continue to be held by Exelon Energy Delivery which, in turn, will continue to be a wholly owned, first tier subsidiary of Exelon. Moreover, the Merger will not effect a change in control of Exelon since no controlling interest, as defined in the Statement of Policy (i.e., a person or group acting in concert controlling at least 20% of the voting interest), currently exists in Exelon nor will any new controlling interest be created as a result of the Merger.4 Although the Merger will effect a change in control of PSE&G by creating new controlling interests in Exelon Energy Delivery and Exelon, PSE&G’s status as a “public utility” for Pennsylvania regulatory purposes is extremely limited as it does not serve any retail electric or natural gas customers in Pennsylvania and, indeed, is not authorized to do so.

     20. Under Pennsylvania law, a statement of policy, unlike a regulation, does not have the force and effect of law but, instead, is merely an announcement to the public of the policy which the agency hopes to implement in future rulemakings or adjudications. Pennsylvania Human Relations Commission v. Norristown Area School District, 473 Pa. 334, 350, 374 A.2d 671 (1977); Statement Of Policy On Expanded Interconnection For Intrastate Special Access, Docket No. M-00920376 (February 11, 1993), 1993 Pa. PUC LEXIS 5 (pp. 56-57). Because a statement of policy, unlike a regulation, does not bind the agency that adopted it, the Joint Applicants are unwilling to rely upon the Statement of Policy as an assurance that the Commission will find the Merger to be outside its jurisdiction. Consequently, this Joint Application is being filed to obtain a definitive determination by the Commission that its approval of the Merger under Section 1102(a)(3) is not required or, if it is, that such approval should be granted.

     21. Section 1103(a) of the Public Utility Code provides that a certificate of public convenience evidencing the Commission’s approval under Section 1102 shall issue only upon a

[4]	The current public shareholders of Exelon, in aggregate, do not constitute a “controlling interest” since they are not a “group acting in concert.” Moreover, even if, contrary to the terms of the Statement of Policy, the current public shareholders of Exelon were considered a “controlling interest,” they would represent the “largest voting interest” in Exelon both before (100%) and after (68%) the Merger.

showing that granting such approval is “necessary or proper for the service, accommodation, convenience, or safety of the public” (66 Pa. C.S. §1103(a)). In York v. Pa. P.U.C., 449 Pa. 136, 295 A.2d 825, 828 (1972), the Pennsylvania Supreme Court held that those seeking approval of a utility merger5 must demonstrate that the merger “will affirmatively promote the ‘service, accommodation, convenience, or safety of the public’ in some substantial way.” Evidence deemed sufficient to satisfy this standard has included testimony that the merger would produce a stronger company; that investors would be more attracted to a larger enterprise; that certain duplicative tasks would be eliminated; that service would be improved; that economies of scale or scope would result in lower costs and could give rise to lower rates in the future than would otherwise be the case; and that the merged entities could improve their operations by sharing best practices. York, supra; Joint Application Of Pennsylvania-American Water Company And Thames Water Aqua Holdings, 221 P.U.R. 4th 487 (2002).6 As explained in Sections E. and F., infra, and in PECO Statement No. 1, the Direct Testimony of Denis P. O’Brien, the Merger will produce substantial affirmative benefits that satisfy the York test.

[5]	York involved the merger of public utilities themselves, not the merger or change in control of the parent or grandparent of a utility.

[6]	See also Joint Application for a Certificate of Public Convenience Evidencing Approval under Section 1102(a)(3) of the Public Utility Code, of the Transfer, By Merger, of a Controlling Interest in Three Operating Water Utilities From Consumers Water Company to Philadelphia Suburban Corporation, Docket Nos. A-212370F0048 et al (December 17, 1998) (adopting the Initial Decision of Chief Administrative Law Judge Robert A. Christianson); Joint Application of Pennsylvania-American Water Company and Citizens Utilities Water Company of Pennsylvania, Docket Nos. A-212285F0074 and A-211070F2000 (January 24, 2001); Application of United Water Pennsylvania, Inc. (United) for Approval of the Acquisition by Lyonnaise American Holding, Inc (Lyonnaise) of the Remaining Outstanding Shares of United’s Parent, United Water Resources, Inc. , Docket Nos. A-310013F0014 and A-230077F0003 (January 27, 2000).

     22. Chapters 22 (Natural Gas Choice and Competition Act) and 28 (Electricity Generation Customer Choice and Competition Act) contain parallel provisions that require the Commission to consider the potential anti-competitive effects of a merger or combination “in the exercise of authority the commission otherwise may have to approve mergers or consolidations” (emphasis added) involving natural gas distribution companies and electric utilities (66 Pa. C.S. §§2210(a) and 2811(e)(1)). Sections 2210 and 2811 do not confer any authority upon the Commission to approve mergers or consolidations of public utilities or a change in control of a public utility beyond the authority the Commission otherwise possesses under Chapter 11 of the Public Utility Code. Thus, if the Commission finds that the Merger does not require prior approval under Section 1102(a)(3), then Sections 2210 and 2811 are not applicable to the transaction. In any event, even if Sections 2210 and 2811 were to be applied to the Merger, there would be no basis for the Commission to find that it would result in anti-competitive or discriminatory conduct, would lead to the unlawful exercise of market power, or would prevent retail natural gas or electricity customers from obtaining the benefits of properly functioning and workable competitive retail natural gas and electricity markets. As explained in detail in PECO Statement No. 3, the Direct Testimony of William H. Hieronymus, the Merger will have no adverse competitive effects on either the wholesale market within PJM or Pennsylvania’s retail energy markets and, indeed, will likely promote increased retail competition.

E. IMPACT OF THE PROPOSED TRANSACTION ON SERVICE, RATES, JOBS
AND LOCAL COMMUNITIES

     23. PECO is committed to providing adequate, efficient, safe and reliable electric and natural gas service, and its track record of high quality service and dependability bears this out. The Merger will not diminish in any way PECO’s aggressive pursuit of service excellence. To the contrary, the Merger, by combining the resources of two outstanding utility companies and permitting them to share “best practices,” will make PECO even better positioned to meet future customer demands and to ensure that high quality service will be maintained and enhanced.

     24. PECO’s rates, rules and regulations, and the terms and conditions of service in effect prior to the Merger will not change as a result of the Merger. Going forward, and after costs-to-achieve are incurred, the Merger will generate economies, some of which will accrue to the Pennsylvania jurisdictional regulated businesses of PECO. Those economies will help to offset the increase in the cost of providing regulated electric and natural gas distribution service and, thus, may give rise, over time, to lower rates than otherwise would be the case.

     25. The Merger will result in some reductions in force. Certain positions, primarily in the managerial and administrative ranks, will no longer be necessary as duplicative functions are consolidated. The reductions in force will be achieved, to the extent practical, through attrition and/or the normal retirement process. Severance programs may also be utilized. There are no plans to reduce field forces in either PECO’s electric or natural gas delivery functions.

     26. PECO has always played a vital role in the day-to-day life of southeastern Pennsylvania through the financial support of numerous civic and charitable organizations and, of equal importance, through the substantial involvement of PECO’s employees in the activities of those groups. PECO’s commitment to remain a good corporate citizen and an active member of the communities it serves will continue unabated after the Merger.

F. BENEFITS OF THE MERGER

     27. By combining, in a single holding company structure, three outstanding utilities, the Merger will create the nation’s premier utility company, with over seven million retail electric customers and two million retail gas customers being served by PECO, ComEd and PSE&G in three states. By sharing resources and best practices, the proposed Merger will enhance operations and strengthen the combined ability of Exelon’s utility subsidiaries to provide cost-effective, safe and reliable service and, thereby, will affirmatively promote the public interest in a number of substantial ways.

          a. Increased Scale and Scope; Diversification. The combined company will have increased scale and scope in both energy delivery and generation. In addition, the combined company will have greater diversification and balance in its energy delivery business and generation portfolio. This increased scale, scope and diversification is expected to result in improved service and reliability with greater earnings predictability.

               (i) Electric Energy Delivery. With respect to the energy delivery business, the combined company will have three urban-based utility franchises with service areas encompassing more than 18 million people. PECO, ComEd and PSE&G are all within the PJM’s control area and have turned over operational control of their respective transmission systems to PJM as the FERC-approved RTO. In addition, New Jersey, like Pennsylvania and Illinois, has restructured its electricity industry to permit and foster retail competition. Significantly, New Jersey has adopted a competitive auction model for electric distribution companies in the State to obtain energy and capacity to serve their Basic Generation Service (BGS) load. As a consequence, PSE&G has several years of experience in acquiring energy and capacity through the competitive auction process. It is anticipated that both PECO and ComEd will benefit from PSE&G’s expertise in this area, since both the PUC and the ICC are contemplating the adoption of similar competitive acquisition models for Pennsylvania and Illinois electric distribution companies to acquire energy and capacity to meet their default/provider of last resort requirements at the end of their respective generation rate cap periods.

               (ii) Natural Gas Distribution. PECO provides natural gas distribution service to approximately 460,000 customers located in southeastern Pennsylvania outside of the City of Philadelphia. PSE&G provides natural gas distribution service to approximately 1,600,000 customers in the State of New Jersey. The affiliation of PECO and PSE&G is also expected to create opportunities to increase efficiencies, improve service and capture economies of scale and scope in natural gas operations.

               (iii) Generation. With respect to the generation business, the combined company will, before planned divestitures, have 52,000 megawatts of domestic capacity in multiple states, including approximately 20,000 megawatts of low-cost nuclear generation. This generation diversification is expected to create a more balanced portfolio in terms of geography, fuel mix, dispatch and load-servicing capacity. Exelon has a proven track record of improving and sustaining safety and operating and cost performance at its nuclear plants, which is grounded on a nuclear management model that Exelon has successfully implemented at the plants it operates. As a consequence, Exelon has achieved first quartile performance across the entire fleet of nuclear plants it operates. Exelon intends to apply this same nuclear management model to the Salem and the Hope Creek Generating Stations and thereby improve the operating performance of those plants while assuring the highest levels of safety. If the capacity factors of PSEG’s nuclear units improve, the availability of more low cost nuclear generation will put downward pressure on wholesale power prices in the PJM region. As Dr. Hieronymus explains, lower wholesale prices, in turn, should inure to the benefit of retail customers.

          b. Financial Strength and Flexibility. The diversification of the energy delivery and generation portfolios of the combined company should result in a more stable cash flow, with approximately half of the combined company’s earnings and cash flow coming from the three regulated utilities and approximately half coming from the unregulated generation business, and provide PECO continued access to capital at favorable rates.

          c. Expanded Nuclear Operations. As noted in (a)(iii), above, the combined company will have expanded nuclear operations and should be able to capitalize on Exelon’s nuclear operating and cost structure improvements, as well as the sharing of best practices across organizations.

          d. Sharing of Best Practices. The Merger will combine companies with complementary areas of expertise, namely, Exelon’s expertise in generation operations and PSEG’s expertise in transmission and distribution operations. Significantly, PSE&G has consistently achieved first quartile performance in all major metrics for transmission and distribution reliability.

          e. Synergies. The Merger will create the opportunity to achieve meaningful cost savings for the regulated and unregulated businesses of Exelon and PSEG through the sharing of best practices, the elimination of duplicative functions, improved operating efficiencies in nuclear and other generation operations and supply chain benefits from improved sourcing. The synergies that will accrue to the Pennsylvania jurisdictional regulated businesses of PECO over time will, at least in part, offset the increasing cost of providing regulated retail utility service and, thereby, may reduce the size of future rate increases.

          f. Commitment to Competition. As previously explained, the utility subsidiaries of Exelon and PSEG operate in jurisdictions that have introduced retail electric competition. Exelon and PSEG have a shared commitment to fostering the continued development of competitive retail markets for electricity and natural gas, and that commitment will be continued and strengthened by the combined company. In addition, as Dr. Hieronymus explains, the robust mitigation plan that the companies are proposing will fully ameliorate the generation market concentration that combining the generation portfolios of the companies creates.

          g. Impact of the Merger on Employees and Suppliers. The Merger is expected to benefit employees by making them part of a larger, more diverse organization with increased opportunities across the combined company’s business lines. As a consequence of the Merger, the combined company should be able to streamline and increase the efficiency of its procurement process.

          h. Impact of the Merger on the Communities Served. The Merger is expected to benefit the communities served by PECO, ComEd and PSE&G by creating a strong combined company with operating headquarters and a substantial corporate presence in Philadelphia, Newark and Chicago. In addition, these companies expect to maintain and enhance their roles as leaders and active participants in the civic and cultural life of the cities and communities they serve and to take an even greater leadership role in contributing money, time and other resources to charitable institutions and causes throughout their combined service areas.

     28. PECO remains fully committed to providing safe and reliable electric and natural gas service at reasonable rates and, in fact, is convinced that the Merger will enhance its ability to do so.

G. WRITTEN TESTIMONY

     29. With this Application, PECO is submitting the written testimony and supporting exhibits of three witnesses, which, subject to possible supplementation in response to positions, inquiries and issues set forth in the filings by other parties or in interim orders of the Commission, will comprise PECO’s case-in-chief:

Denis P. O’Brien is PECO’s President. He describes the Merger and its likely effects on customers, employees and local communities.

William D. Arndt is Senior Vice President, Financial Operations for Exelon. Mr. Arndt presents the results of a study that was conducted to assist Exelon and PSEG in identifying and quantifying the potential cost savings in regulated operations that will likely arise from the Merger.

William H. Hieronymus is a Vice President of Charles River Associates. Dr. Hieronymus, a consulting economist, analyzes the Merger for its possible impact on competition and concludes that the Merger, upon implementation of the parties’ proposed generation mitigation plan, will have no adverse impact on Pennsylvania’s retail electric or natural gas markets and, in fact, may facilitate

H. ADDITIONAL SUPPORTING DATA

additional competition.

     30. The following Exhibits, containing additional information in support of this Joint Application, are attached hereto:

Exhibit A: Diagram of Exelon’s pre-merger corporate structure.

Exhibit B: Diagram of PSEG’s pre-merger corporate structure.

Exhibit C: Agreement and Plan of Merger.

Exhibit D: Diagram of Exelon’s post-merger corporate structure.

Exhibit E: Statements of the original cost of PECO’s electric and natural gas plant in service, by primary account, together with the associated reserve for depreciation, as of December 31, 2004.

Exhibit F: Consolidated balance sheet for PECO as of September 30, 2004. PECO’s balance sheet will not be affected by the Merger and, therefore, a pro forma post-Merger balance sheet is not being submitted.

Exhibit G: A pro forma, post-Merger balance sheet for Exelon as of September 30, 2004.

Exhibit H.: Income statement for PECO for the twelve months ended December 31, 2003 and the nine months ended September 30, 2004. PECO’s income statement will not be affected by the Merger and, therefore, a pro forma post-Merger income statement is not being submitted.

Exhibit I: Pro forma, post-Merger income statements for Exelon for the twelve months ended December 31, 2003 and the nine months ended September 30, 2004.

Exhibit J: A listing of the number of electric customers and natural gas customers, by rate classification, for PECO as of December 31, 2004. The Merger will have no effect on the number of customers served by PECO or the rates they are charged.

Exhibit K: Exelon’s annual report to shareholders for 2003.

Exhibit L: PSEG’s annual report to shareholders for 2003.

Exhibit M: Customer Notice.

     31. All annual reports, tariffs, certificates of public convenience, applications, securities certificates and similar documents previously filed by PECO and PSE&G are made a part hereof by reference.

I. OTHER REGULATORY AND SHAREHOLDER APPROVALS

     32. Exelon and PSE&G will submit the Merger for review by, or seek approval from, various Federal and State regulatory agencies. The principal regulatory approvals that must be obtained are: (a) the approval of the Securities and Exchange Commission (SEC) under PUHCA; (b) the approval of the FERC under the Federal Power Act (FPA); (c) the approval of the Nuclear Regulatory Commission (NRC) under Section 184 of the Atomic Energy Act of 1954; (d) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (e) the approval of the New Jersey Board of Public Utilities (NJBPU) under N.J.S.A. 48:2-51.1 and 48:3-10; (f) the written consent of the New York

Public Service Commission under Section 70 of the New York Public Service Law in connection with the “indirect transfer” of certain generation assets of PSEG Power located in New York; and (g) approval by the Federal Communications Commission (FCC) of the transfer of control by PSEG of certain telecommunications permits or licenses. Under Illinois law, ComEd is not required to obtain the approval of the Merger by the ICC but, instead, under Section 16-111(G) of the Illinois Public Utilities Act, is only required to file a notice of the Merger accompanied by certain information about the Merger.7

     33. The Merger is subject to approval by the shareholders of PSEG. Approval by the shareholders of Exelon is required for Exelon to issue additional shares of common stock, as needed to the consummate the Merger. PSEG and Exelon intend to seek the approval of their shareholders at meetings to be scheduled for mid-2005 and plan to complete the Merger as soon as possible after all regulatory and shareholder approvals have been obtained and the other conditions precedent to closing have been satisfied or waived.

J. PROPOSED LITIGATION SCHEDULE

     34. The parties to the Merger desire to close the proposed Merger as expeditiously as possible consistent with the legitimate review rights of interested parties. With that in mind, the Joint Applicants suggest that holding an initial Prehearing Conference early in the process will assist the parties in identifying and resolving issues. A litigation schedule can be developed after the active parties have been identified, with the assistance of the presiding Administrative Law Judge.

[7]	A copy of the applications being filed with the FERC and the NJBPU for approval of the Merger will be served on the Commission under separate cover. Copies of the SEC, (continued).

K. NOTICE

     35. PECO will shortly begin sending to its customers, and publishing in newspapers of general circulation, bill inserts, in the form attached hereto as Exhibit M, advising them of this filing. PECO is also serving copies of this filing on the Office of Trial Staff, the Office of Consumer Advocate and the Office of Small Business Advocate and is serving notice of this filing on all other active parties to PECO’s application proceeding in connection with its 2000 corporate restructuring and merger with Unicom and parties that were active in its natural gas restructuring proceeding. A service list is attached to the transmittal letter that accompanies this Joint Application.

NRC, New York and Illinois filings will be served on the Commission after they are made.

     WHEREFORE, for the reasons set forth above, PECO Energy Company and Public Service Electric and Gas Company request that the Commission find and determine that its approval of the proposed Merger is not required under Chapters 11, 22 or 28 of the Public Utility Code or, alternatively, that the Commission grant such approval and any other approvals as it may determine are necessary in order for the Merger to be lawfully consummated.

Respectfully submitted,

/s/ Daniel Clearfield	/s/ Paul R. Bonney

Daniel Clearfield	Paul R. Bonney
dclearfield@wolfblock.com	Vice President & Deputy General Counsel
Wolf, Block, Schorr	paul.bonney@exeloncorp.com
& Solis-Cohen LLP	Kent D. Murphy
212 Locust Street, Suite 300	Assistant General Counsel
Harrisburg, PA 17101	kent.murphy@exeloncorp.com
717.237.7173	PECO Energy Company
2301 Market Street
P.O. Box 8699
Philadelphia, PA 19101-8699
215.841.4252
215.841.4282 (Fax)

Richard P. Bonnifield	Thomas P. Gadsden
richard.bonnifield@pseg.com	tgadsden@morganlewis.com
Vice President-Law	Anthony C. DeCusatis
PSEG Services Corporation	adecusatis@morganlewis.com
80 Park Plaza, T5E	Morgan Lewis & Bockius LLP
Newark, NJ 07102	1701 Market Street
973.430.6441	Philadelphia, PA 19103-2921
973.623.3261 (Fax)	215.963.5234
877.432.9652 (Fax)

Counsel for Public Service	Counsel for PECO Energy Company
Electric and Gas Company

Dated: February 4, 2005

VERIFICATION

     I, Francis E, Delany, Jr., hereby declare that I am Vice President and Corporate Rate Counsel of Public Service Electric and Gas Company; that as such I am authorized to make this verification on its behalf; that the facts set forth in the foregoing Application are true to the best of my knowledge, information and belief, and that I make this verification subject to the penalties of 18 Pa. C.S. §4904 pertaining to false statements to authorities.

/s/ Francis E. Delany, Jr.
Francis E. Delany, Jr.

Subscribed and sworn before me
This 3rd day of February 2005

/s/ Constance E. Lembo
(Notary Public)
CONSTANCE E. LEMBO Notary Public of New Jersey My Commission Expires Oct. 18, 2006

VERIFICATION

     I, Lisa Crutchfieid, hereby declare that I am Vice President Regulatory and External Affairs of PECO Energy Company; that as such I am authorized to make this verification on its behalf; that the facts set forth in the foregoing Application are true to the best of my knowledge, information and belief, and that I make this verification subject to the penalties of 18 Pa. C.S. §4904 pertaining to false statements to authorities.

/s/ Lisa Crutchfield
Lisa Crutchfield

Subscribed and sworn before me
This 4th day of February 2005

/s/ Margaret T. Gregory
(Notary Public)

My Commission Expires 6/10/2007

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARGARET T. GREGORY, Notary Public
City of Philadelphia, Phila. County
My Commission Expires June 10, 2007